September 29, 2010

Jeff Jaramillo
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3030

Re:         Infrared Systems International
Form 10-K for the fiscal year ended September 30, 2009
Filed December 18, 2009
Form 8-K filed April 16, 2010
Form 8-K filed April 21, 2010
File No. 333-147367

Dear Mr. Jaramillo:

The following are our responses to your comment letter of August 31, 2010.

Form 8-K dated April 16, 2010 and Form 8-K dated April 21, 2010

1.
Please refer to our prior comment 1, 2 and 3.  In light of the additional information provided in your responses, it does not appear that the TFE transaction should be accounted for as a reverse acquisition as you proposed in your response to our comment 1.  Based on the financial statements in your Form 10-Q for the period ended June 30, 2010, it appears that you have actually accounted for the TFE transaction as originally proposed in your response letter dated July 8, 2010.

•	Please confirm your accounting for the investment made by TFE and revise your future filings to provide a clear description of the accounting impact of this transaction with TFE.

ANSWER: TFE made an investment of $200,000 into the Company consisting of $30,000 in cash and $170,000 as a note receivable in exchange for 11,557,217 shares of common stock.  The cash portion was reflected in the statement of cash flows as a source from financing activities. The shares of common stock were recorded in stockholder’s equity at par value with the difference recorded to additional paid in capital.  The note was accounted for on IAI’s balance sheet, however, with the impending distribution the Company adjusted the consolidated balance sheet to reflect the net assets and liabilities post distribution since there is no theoretical value to new shareholders of record post March 23, 2010 (shareholders of record date for a future distribution of those assets).

•	As part of your disclosure please include a discussion to explain how you have accounted for IAI, your wholly owned subsidiary.

ANSWER:  As a wholly owned subsidiary, IAI’s ongoing operations have been accounted for in the consolidated financials of the Company.  However, due to the nature of the rights of IAI to elect to make distributions of its assets within a 15 month period to shareholders of record as of March 23, 2010, the Company did not view these as current assets of the Company for current and future shareholders.  Since there is no net asset effect to future shareholders, we elected to impair the assets of the subsidiary on our balance sheet.

•	Please provide us with your proposed disclosure as part of your response.

ANSWER:  Under the terms of the merger Sales Agreement, IAI will continue to operate for up to 15 months as a wholly owned subsidiary of the Company under a Texas Corporation, Infrared Applications Inc. (IAI). This 15 month time period will be use to transition the former company and its’ business units into a form best suited for the particular cultural and business needs of the units.  Under considerations are selling off of equities with cash distribution to shareholders of record as of March 23, 2010.

2.
We note from your response to our comment 3 that you will account for the Focus acquisition in accordance with FASB ASC 805 at its fair value. In this regard, tell us the methods and assumptions used in calculating Focus’ fair value.

ANSWER:  The Company established fair value of the Focus acquisition primarily of its physical assets. The assets consisted of furniture, fixtures, and equipment and the comparable value of the assets were established by searching for similar equipment and age in the local area.  The value placed on the acquired assets is $5,000.

3.
In future filings please provide a clear description of the accounting impact the Focus acquisition had on your financial statements.  Additionally, please provide in a footnote to your financial statements a detailed discussion of the acquisition including the disclosures required by FASB ASC 805-10-50, 805-20-50, and 805-30-50 (previously paragraphs 68 and 72 of SFAS 141R).  Please provide us with your proposed disclosure as part of your response.

ANSWER: Future filings will include the following disclosure as a footnote: On April 19, 2010, the Company acquired 100% of the outstanding common stock of Focus Systems, Inc. from Propalms, Inc. in exchange for 3,000,000 Common shares of the Company. Additionally, the Company issued 750,000 shares of Preferred A stock. As part of the Preferred stock issued, Propalms, Inc. is to invest up to $250,000 into the company over a period of 120 days.   The primary purpose of the acquisition is to provide the Company with an operating business in the cloud computing, remote desktop, and Voice over IP telecommunications space. Included in the acquisition, the Company recognized the fair market value of property, plant and equipment at $5,000 based on as search of age comparable equipment available in the local market.  Liabilities acquired in the acquisition totaled $305,595. Revenues attributed to the acquisition since inception and through the reporting date are $15,706 or 22% of the revenue for the 3 month reporting period.

4.	In this regard, please provide us with the journal entries recorded in your financial statements at consummation of the transactions with TFE and Focus.

ANSWER:

TFE journal entries
ITEM	DEBIT	CREDIT
Cash	30,000
Note Receivable	170,000
Common Stock		11,557
Additional Paid in Capital		188,443

Focus journal entries
ITEM	DEBIT	CREDIT
Investment Receivable	250,000
Property and Equipment	5,000
Preferred Stock		750
Common Stock		3,000
Additional Paid in Capital		251,250

5.
We note your disclosure that you will provide an amended Form 8-K within 71 calendar days from the date following the filing of your April 21, 2010 Form 8-K with financial statements of Focus Systems. Please file those financial statements in accordance with Rule 8-04 of Regulation S-X.  Also, please file the pro forma financial statements required by rule 8-04 of Regulation S-X.

ANSWER: Based on our post-acquisition assessment, the Company determined that the transaction did not meet the three material thresholds for reporting purposes and therefore has been recorded at the cost method of purchase accounting.

Form 10-Q for the three and nine months ended June 30, 2010

Financial Statements, page 3

6.
We noted that you recorded an asset called Investment for $232,191 as of June 30, 2010, but do not see any related discussion in the footnotes.  Please tell us the nature of this asset and to what it relates and how you determined it was a current asset.

ANSWER: The Investment is part of the acquisition of Focus from PRPM. Included in the purchase of Focus was an exchange of IFRS preferred stock for up to $250,000 from PRPM to be invested over the course of 120 days.  As of the date of filing, $17,809 of the $250,000 had been invested into IFRS by PRPM.  In the event that the full $250,000 has not been invested within 1 year, the receivable will be written down and the prorated amount of the preferred stock will be recaptured.  The Company footnote this in future filings.

7.
We noted that you revised the September 30, 2009 balance sheet from that originally presented in your Form 10-K to include a credit card payable of $242,871 and due to this revision your balance sheet no longer foots. Please explain the nature of this change.

ANSWER: The amount was keyed in error.  The Total Current Liabilities remains correct.

8.
We noted that as part of the transaction with TFE and the acquisition of Focus Systems, IFRS issued a substantial number of shares, and we noted that the number of common stock outstanding increased to approximately 177.2 million shares and the balance of common stock increased to approximately $177,245 at June 30, 2010, but additional paid in capital decreased to $854,968.  In addition, we noted that Preferred Stock has also been reflected in the June 30, 2010 balance sheet.  Please respond to the following:

•	Please provide us with a rollforward of equity accounts between September 30, 2009 and June 30, 2010 and explain how the TFE transaction and Focus acquisition impacted each equity account.

ANSWER:
Date	Common Stock	Issued	Running Total
9/30/2009	Beginning Balance	1,167,170	1,167,170
4/12/2010	TFE Investment	11,557,217	12,724,387
4/19/2010	Focus Acquisition	3,000,000	15,724,387
5/7/2010	Consulting work	2,000,000	17,724,387
6/10/2010	10:1 Fwd Split. Increase Authorized to 500,000,000		177,243,870
6/30/2010	Ending Balance		177,243,870

Date	Preferred Stock	Issued	Running Total
9/30/2009	Beginning Balance	0	0
4/19/2010	Focus Acquisition	750,000	750,000
6/30/2010	Ending Balance		750,000

•	Please include a reconciliation of the common and preferred shares outstanding between each balance sheet date presented as part of your rollforward.

ANSWER:  See Above.  Transfer Agent report as of 06/30/2010 is 177,243,870 Common shares outstanding.  Company administers Preferred shares and shows 750,000 Preferred shares outstanding as of the same date.

Due to the forward stock split on 6/10/2010, Common stock was Credited and Additional Paid in Capital was Debited accordingly to balance Shareholders Equity.  The net effect between the two periods was an increase in the capital accounts.

•	Please also revise future filings to provide the significant terms of the Preferred Stock.

ANSWER:  Significant terms of the Preferred Stock will be included in the Company’s future filings.

Statements of Cash Flows, page 5

9.	Please explain to us the nature of the addition to investment and shareholder loan included as a noncash item in the amount of $232,191.

ANSWER:  Shareholder loans include funds loaned directly to the Company, accounting of shareholder funds used to pay for Company and/or subsidiary payables, and loans payable assumed by Company in the Focus acquisition.

10.	We note that you include the proceeds from a capital investment of $28,344 as part of your cash flows from financing activities. Please explain the nature of the related financing and your accounting.

ANSWER:  The amount represents capital invested into the Focus Systems subsidiary.

Note 5.  Definite Lived Intangible Assets, page 6

11.
We see from your disclosure herein that the patent that was previously recorded as an asset of IFRS was distributed to the company’s subsidiary.  Please explain to us how you have accounted for the IAI subsidiary and why you refer to a distribution, if the subsidiary is wholly owned.  Confirm to us that you consolidated this wholly owned subsidiary.  Please also reconcile this statement with what is presented in your statement of cash flows, which indicates the intangible assets were impaired during the nine months period ended June 30, 2010 in the amount of $33,970.

ANSWER:  The IAI subsidiary was accounted for in our statements of operations and cash flows.  As discussed in Answer #1 above, the liabilities and assets have been adjusted due to the nature and likelihood of the distribution of the assets to shareholders of record on March 23, 2010.  In essence we have chosen to impair those assets so as not to lead future shareholders with a false since of value.

Liquidity and Capital Resources, page 9

12.
Your liquidity discussion appears to be overly general and does not address your liquidity and going concern issues.  Please revise in future filings to discuss historical information regarding sources of cash and capital expenditures, an evaluation of the amounts and certainty of cash flows, the existence and timing of cash requirements, and analysis of trends and uncertainties, and an evaluation of your ability to meet upcoming cash requirements.

ANSWER:  The Company will include in future filings historical information regarding sources of cash and capital expenditures, an evaluation of the amounts and certainty of cash flows, the existence and timing of cash requirements, an analysis of trends and uncertainties, and an evaluation of our ability to meet upcoming cash requirements.

13.
In this regard, we noted your disclosure on page 7 that the former CEO of the company claimed a default in the promissory note payable by Take Flight Equities and that the default could have an impact on the funding available to the subsidiary IAI.  Please revise your liquidity discussion to address the impact of the default on the company’s financial condition and the implications of default to the company.

ANSWER: The default does not affect the funding or financial condition of the Company.  The result of the default shifted the responsibility of the note payable to Gary Ball, the former CEO.  Subsequently, the voting rights of the IFRS common stock, issued for the note and held in escrow pending payment of such, has transferred to Mr. Ball. In the event that Mr. Ball (or an assigns) chooses to not pay on the promissory note, then the common stock shall revert back to the Company on December 31, 2018 per the agreement. A delay in the funding may have an adverse affect on the timing of IAI to execute on its business plan.  The CEO of IAI, Mr. Ball, has not indicated that the funding delay will have an effect on IAI’s ability to meet its current obligations.

Results of Operation for the three and nine months ended June 30, 2010 compared with the three months and nine months ended March 31, 2009, page 9

14.
We note your explanation that the increase in revenue is due to the addition of service revenue, but do not see an underlying explanation as to what the service revenue relates to or how it was generated.  Please advise.

ANSWER:  The service revenue relates to the addition of Focus Systems business elements, which comprises of revenue from VoIP services and Remote Desktop services that the subsidiary offers.

15.	In this regard, please also revise future filings to include a discussion of how you recognize revenue related to such services.

ANSWER:  The Company will include a discussion of how it recognizes revenue related to services in future filings.

16.
We noted that your operating expenses increased significantly in the three and nine months ended June 30, 2010.  Where changes in financial statement line items are the result of several factors, each significant factor should be separately quantified and discussed.  For example, you say that the increase is due to the costs of shifting the business assets to a subsidiary and the recently completed acquisition. However, you do not quantify the impact of each of these factors.  Please revise future filings to specifically explain the increases to each line item presented.

ANSWER:  The Company will specifically explain the increases (or decreases) in each expense line item presented in its future filings.

Item 4. Controls and Procedures, page 10

17.
We note your disclosure that there were no changes in control in your internal control over financial reporting that occurred during the period, however we noted that there has been a change in control and new management.  Tell us how you considered such changes in making your determination whether there were changes in internal control.

ANSWER:  The Company believed that it had properly discussed Controls and Procedures under the Evaluation section of its filing.  Since many of the amended disclosures were made by the current CEO, the Company did not recognize the need to make additional disclosures under the “Changes in Internal Control over Financial Reporting” section.  The Company will update its disclosures and be more specific to the time periods reported in future filings.

Sincerely,

/s/William Wright
William Wright
Chief Executive Officer